UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 4)

Endocare, Inc.

(Name of Subject Company (Issuer))

HT Acquisition, Inc.

a wholly-owned subsidiary of

HealthTronics, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29264P203

(CUSIP Number of Class of Securities)

James S.B. Whittenburg

President and Chief Executive Officer

9825 Spectrum Drive

Building 3

Austin, Texas 78717

(512) 328-2892

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 18,143,494	$ 1,012.41***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 15,310,965 shares of Endocare common stock (the number of issued and outstanding shares of Endocare common stock as of June 7, 2009, plus the aggregate number of Endocare shares issuable upon exercise or payout of all outstanding options, warrants, restricted stock units, and deferred stock units as of such date) and (ii) the average of the high and low sales prices of Endocare common stock as reported on The NASDAQ Capital Market on June 15, 2009 ($1.185).

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $774.75	Filing Party: HealthTronics, Inc.

Form or Registration No.: Form S-4 333-160038	Date Filed: June 17, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 17, 2009 and amended twice on July 10, 2009 and amended on July 22, 2009 by HealthTronics, Inc., a Georgia corporation (“HealthTronics”), and HT Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of HealthTronics (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share (the “Endocare Shares”), of Endocare, Inc., a Delaware corporation (“Endocare”), at the election of the holder thereof: (a) $1.35 in cash, without interest, or (b) 0.7764 of a share of common stock, no par value, of HealthTronics (“HealthTronics Common Stock”), subject in each case to proration described in the Prospectus (as defined below), the Prospectus Supplement (as defined below) and the related Letter of Election and Transmittal (as defined below).

HealthTronics has filed with the SEC a Registration Statement on Form S-4 dated June 17, 2009, relating to the offer and sale of HealthTronics Common Stock to be issued to holders of Endocare Shares in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, dated June 30, 2009 (the “Prospectus”), as supplemented by a Prospectus Supplement dated July 10, 2009 filed with the SEC on July 10, 2009 (the “Prospectus Supplement”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4)(B), (a)(4)(C) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus, the Prospectus Supplement and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by HealthTronics or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 1	SUMMARY TERM SHEET

Item 1 of this Schedule TO is hereby amended and supplemented by adding the text set forth below in Item 4 in the appropriate place.

ITEM 4	TERMS OF THE TRANSACTION

Item 4 of this Schedule TO is hereby amended and supplemented by adding the following text in the appropriate place:

“On July 27, 2009, HealthTronics completed its acquisition of all of the outstanding shares of common stock, $0.001 par value per share (and the related preferred stock purchase rights) (the “Shares”), of Endocare pursuant to the Merger Agreement among HealthTronics, Offeror, and Endocare.

In accordance with the terms and conditions of the Merger Agreement, on June 17, 2009, Offeror commenced the Offer to acquire all of the outstanding Shares for, at the election of the holder, the following consideration: (i) $1.35 in cash, without interest (the “Cash Consideration”), or (ii) 0.7764 of a share of HealthTronics Common Stock (the “Stock Consideration”), in each case subject to proration. The Offer expired at 5:00 p.m., New York City time, on July 21, 2009.

11,363,630 Shares were tendered and not withdrawn, reflecting approximately 91.1 percent of the 12,474,981 Shares outstanding.

Cash Consideration was elected with respect to 2,596,962 tendered Shares. Holders of these Shares will receive, in exchange for each such Share tendered, $1.35 per Share in cash. Stock Consideration was elected with respect to 8,766,668 tendered Shares. Pursuant to the terms of the Offer, the maximum aggregate number of shares of HealthTronics Common Stock issuable pursuant to the Offer is 0.7764 of a share of HealthTronics Common Stock multiplied by 75% of the total number of Shares tendered and accepted for exchange pursuant to the Offer, or 6,617,041 shares of HealthTronics Common Stock (the “Maximum Stock Consideration”). Endocare stockholders elected to receive Stock Consideration in excess of the Maximum Stock Consideration. As a result, those Endocare stockholders who elected Stock Consideration will have their elections prorated such that they will receive, on a per Share basis, approximately 0.7548 of a share of HealthTronics Common Stock and approximately $0.04 in cash.

The aggregate amount of cash to be paid for Shares exchanged pursuant to the Offer is approximately $3.8 million and the aggregate number of shares of HealthTronics Common Stock to be issued pursuant to the Offer is approximately 6.6 million shares. HealthTronics borrowed from the revolving line of credit under its senior credit facility in order to fund the cash payment. The lenders under HealthTronics’ senior credit facility are JPMorgan Chase Bank, National Association, Bank of America, N.A., and Wachovia Bank, NA.

Following the consummation of the Offer, on July 27, 2009, Offeror filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware and Endocare merged with and into Offeror pursuant to a “short form” merger procedure available under Delaware law (the “Merger”). Each Share not acquired in the Offer converted into the right to receive, at the election of the holder (a) $1.35 in cash, without interest, or (b) 0.7764 of a share of HealthTronics Common Stock, in each case subject to proration (other than (i) Shares held by holders who comply with the relevant provisions of Section 262 of the Delaware General Corporation Law regarding the rights of stockholders to demand appraisal of such shares in connection with the Merger and (ii) Shares held in the treasury of Endocare or owned by HealthTronics, Offeror or any other wholly-owned subsidiary of HealthTronics). Endocare stockholders who do not make an election within 30 days after a letter of election and transmittal is mailed to them will be deemed to have made no election and will be subject to the treatment set forth in the Merger Agreement.

A copy of the press release issued by HealthTronics regarding the final results of the Offer and the completion of HealthTronics’ acquisition of Endocare is attached hereto as Exhibit (a)(5)(E) and the information in the press release is incorporated herein by reference.”

ITEM 11	ADDITIONAL INFORMATION

Item 11 of this Schedule TO is hereby amended and supplemented by adding the text set forth in Item 4 in the appropriate place.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

A new Exhibit (a)(5)(E) is added to Item 12 by adding the following text in the appropriate place:

“(a)(5)(E) Press Release issued by HealthTronics, Inc., dated July 27, 2009, announcing the final results of the Offer (filed herewith).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/s/ James S.B. Whittenburg

Name:	James S.B. Whittenburg

Title:	President and Chief Executive Officer

Date:	July 27, 2009

HT ACQUISITION, INC.

By:	/s/ James S.B. Whittenburg

Name:	James S.B. Whittenburg

Title:	President

Date:	July 27, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal.*

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(4)	Prospectus registering the offer and sale of HealthTronics Common Stock to be issued in the Offer (incorporated by reference to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

(a)(4)(B)	Prospectus regarding the offer and sale of HealthTronics Common Stock to be issued in the Offer (incorporated by reference to HealthTronics’ Prospectus filed under Rule 424(b)(3) of the Securities Act of 1933 on July 8, 2009).

(a)(4)(C)	Prospectus Supplement, dated July 10, 2009 (incorporated by reference to HealthTronics’ Prospectus filed under Rule 424(b)(3) of the Securities Act of 1933 on July 10, 2009)

(a)(5)(A)	Joint Press Release issued by HealthTronics and Endocare, dated June 8, 2009, announcing the execution of the Agreement and Plan of Merger among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 99.2 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(a)(5)(B)	PowerPoint presentation made to certain Endocare Employees (incorporated by reference to HealthTronics’ 425 filing on June 9, 2009).

(a)(5)(C)	Joint Press Release issued by HealthTronics and Endocare, dated June 17, 2009, announcing the commencement of the Offer (incorporated by reference to HealthTronics’ 425 filing on June 17, 2009).

(a)(5)(D)	Press Release issued by HealthTronics, dated July 22, 2009, announcing the expiration and preliminary results of the Offer (incorporated by reference to HealthTronics’ 425 filing on July 22, 2009).

(a)(5)(E)	Press Release issued by HealthTronics, Inc., dated July 27, 2009, announcing the final results of the Offer and the completion of HealthTronics’ acquisition of Endocare (filed herewith).

(b)(1)	Credit Agreement, dated as of March 23, 2005, among HealthTronics, Inc. the lenders party thereto, Bank of America, N.A., as Syndication Agent, and JPMorgan Chase Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10.1 of HealthTronics’ 10-Q filed with the Securities and Exchange Commission on November 8, 2005).

(b)(2)	First Amendment to Credit Agreement, dated as of April 14, 2008, by and among HealthTronics, Inc., the lenders party thereto, JPMorgan Chase Bank, National Association, and the other parties thereto (incorporated by reference to Exhibit 10.1 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2008).

(b)(3)	Second Amendment to Credit Agreement, dated as of October 10, 2008, by and among HealthTronics, Inc., the lenders party thereto, and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to HealthTronics’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2009, among HealthTronics, Endocare and Offeror (incorporated by reference to Exhibit 2.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(d)(2)	Tender and Voting Agreement, dated as of June 7, 2009, among HealthTronics and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to HealthTronics’ Current Report on Form 8-K filed on June 8, 2009).

(h)	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to HealthTronics’ Registration Statement on Form S-4 filed on June 17, 2009).

*	Previously filed.